AQUILA INVESTMENT MANAGEMENT LLC.

May 28, 2014

Board of Trustees
Aquila Narragansett Tax-Free Income Fund ·
120 West 45th Street
Suite 3600
NewYork, NY 10036

Dear Trustees:

As you are aware, since the inception of Aquila Narragansett Tax-Free Income Fund (formerly known as Narragansett Insured Tax-Free Income Fund) (the "Fund"), Aquila Management Corporation and now Aquila Investment Management LLC, has sought to continually  provide the Fund's shareholders with a competitive return.  To accomplish this, we have voluntarily waived our fees and, in the past, reimbursed the majority of the Fund's expenses.

This Letter serves to notify you that Aquila Investment  Management LLC contractually agrees to waive fees and/or reimburse expenses to the extent necessary to limit the Fund's total operating expenses for the Class A Shares to 0.84 of 1% (with similar caps for the other share classes) for the period beginning July 31, 2014 and ending on September 30, 2015. This cap is below the average expense ratio of 0.849 of 1% used by JDL Consultants, LLC in connection with their 2013 15(c) consultative services.1

Sincerely,

/s/  Diana P. Herrmann
Diana P. Herrmann
President and Chief Executive Officer

1 Historically, our. contractual cap was based on the average of all single state municipal bond funds tracked by Strategic Insight, which includes funds  of short,  intermediate, and long term maturity.

120 West 45th Street, Suite3600  I  New York. NY 10036   I    T:212-697-6666   I    F:212-687-5373